SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly
Financial Information prepared in Brazilian currency and in
accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES
COMMISSION (CVM) QUARTERLY	Corporate Legislation
INFORMATION - ITR	March 31, 2009
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS
RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 33.3.0027696-3

01.02 - HEAD OFFICE

1 - ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			2 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro		5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Claudio Zezza
2 – ADDRESS Avenida das Américas, 3434, Bloco 1 7º andar - parte			3 – SUBURB OR DISTRICT Barra da Tijuca
3 – POSTAL CODE 22640-102	4 – MUNICIPALITY Rio de Janeiro		5 – STATE Rio de Janeiro
6 - AREA CODE 21	7 – TELEPHONE 4009-3742	8 – TELEPHONE 4009-4017	9 – TELEPHONE -	10 – TELEX -
11 - AREA CODE 21	12 – FAX 4009-3314	13 – FAX 4009-3990	14 – FAX -	-
15 - E-MAIL rtostes@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2009	12.31.2009	1	01.01.2009	03.31.2009	4	10.01.2008	12.31.2008
9 - INDEPENDENT ACCOUNTANT Ernst & Young Auditores Independentes S.S						10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Claudio Camargo					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 812.937.989-91

01.05 - CAPITAL COMPOSITION

Number of shares (Thousand)	Current quarter 03.31.2009	Prior quarter 12.31.2008	Same quarter in prior year 03.31.2008
Paid-up capital
1 – Common	798,351	798,351	794,992
2 – Preferred	1.545.476	1.545.476	1.538,972
3 – Total	2.343.827	2.343.827	2.333,964
Treasury stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 – NATURE OF OWNERSHIP Local Private
4 – ACTIVITY CODE 1130 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSAND)	8 – SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – Quarterly Information	Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER	As of - 03/31/2009

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	3/31/2009	12/31/2008
1	Total Assets	7,880,342	8,020,438
1.01	Current Assets	214,087	215,988
1.01.01	Cash and Cash Equivalents	38,780	39,984
1.01.01.01	Cash and Cash Equivalents	38,772	35,968
1.01.01.02	Marketable Securities	8	4,016
1.01.02	Receivables	-	-
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.02	Sundry Receivables	-	-
1.01.03	Inventories	-	-
1.01.04	Other	175,307	176,004
1.01.04.01	Taxes and Contributions Recoverable	368	1,067
1.01.04.02	Dividends and interests on own capital receivable	174,722	174,722
1.01.04.03	Other	217	215
1.02	Non-Current Assets	7,666,255	7,804,450
1.02.01	Long-Term Assets	13,277	12,035
1.02.01.01	Sundry Receivables	7,439	6,257
1.02.01.01.01	Taxes and Contributions Recoverable	7,439	6,257
1.02.01.02	Intercompany Receivables	-	-
1.02.01.02.01	Affiliates and Equivalent	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	5,838	5,778
1.02.01.03.01	Escrow Deposits	5,530	5,467
1.02.01.03.02	Marketable Securities	308	311
1.02.02	Permanent Assets	7,652,978	7,792,415
1.02.02.01	Investments	7,649,431	7,788,868
1.02.02.01.01	Affiliates /Equivalent	7,649,431	7,788,868
1.02.02.01.02	Affiliates /Equivalent - Goodwill	-	-
1.02.02.01.03	Subsidiaries	-	-
1.02.02.01.04	Subsidiaries - Goodwill	-	-
1.02.02.01.05	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	-	-
1.02.02.03	Intangible Assets	3,547	3,547
1.02.02.04	Deferred Charges	-	-

Parent Company Balance Sheet - Liabilities and shareholders’ equity (in thousands of Reais)

Account Code	Account Description	3/31/2009	12/31/2008
2	Total Liabilities	7,880,342	8,020,438
2.01	Current Liabilities	199,651	198,298
2.01.01	Loans and Financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers - Trade Payable	2,161	768
2.01.04	Taxes, rates and contributions	6	17
2.01.05	Dividends payable	193,294	193,365
2.01.06	Provisions	-	-
2.01.07	Intercompany Payables	-	-
2.01.08	Other	4,190	4,148
2.01.08.01	Labor Obligations	52	27
2.01.08.02	Other Liabilities	4,138	4,121
2.02	Non-Current Liabilities	34,249	31,684
2.02.01	Long-Term Liabilities	34,249	31,684
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	13,827	11,237
2.02.01.03.01	Provision for Contingencies	9,182	6,520
2.02.01.03.02	Actuarial Liabilities	4,645	4,717
2.02.01.04	Intercompany Payables	-	-
2.02.01.05	Advances for Future Capital Increase	-	-
2.02.01.06	Other	20,422	20,447
2.03	Deferred Income	-	-
2.05	Shareholders' Equity	7,646,442	7,790,456
2.05.01	Paid up Capital	7,613,610	7,613,610
2.05.02	Capital Reserves	34,330	34,330
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiaries/Affiliates and Equivalent	-	-
2.05.04	Revenue Reserves	142,516	142,516
2.05.04.01	Legal	111,554	111,554
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	For Unearned Income	-	-
2.05.04.05	Profit Retention	30,962	30,962
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Revenue Reserves	-	-
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Accumulated Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Accumulated Income (Loss)	(144,014)	-
2.05.07	Advances for Future Capital Increase	-	-

Parent Company - Statements of operations (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2009 to 03/31/2009	Year-to-Date -current year 01/01/2009 to 03/31/2009	Amount for Prior Year Quarter 01/01/2008 to 03/31/2008	Year-to-date - prior year 01/01/2008 to 03/31/2008
3.01	Gross Revenues from Goods Sold and/or Services Rendered	-	-	-	-
3.02	Deductions from Gross Revenue	-	-	-	-
3.03	Net Operating Revenues from Goods Sold and/or Services Rendered	-	-	-	-
3.04	Cost of Goods Sold and/or Services Rendered	-	-	-	-
3.05	Gross Income	-	-	-	-
3.06	Operating Revenues (Expenses)	(144,014)	(144,014)	(125,466)	(125,466)
3.06.01	Sales	-	-	-	-
3.06.02	General and Administrative	(3,329)	(3,329)	(1,834)	(1,834)
3.06.03	Financial	1,394	1,394	1,249	1,249
3.06.03.01	Financial Income	1,424	1,424	1,134	1,134
3.06.03.02	Financial Expenses	(30)	(30)	115	115
3.06.04	Other Operating Revenues	1,308	1,308	201	201
3.06.05	Other Operating Expenses	(3,950)	(3,950)	(400)	(400)
3.06.06	Equity Pick Up	(139,437)	(139,437)	(124,682)	(124,682)
3.07	Operating Loss	(144,014)	(144,014)	(125,466)	(125,466)
3.08	Non-operating Result	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income Before Taxes /Profit Sharing	(144,014)	(144,014)	(125,466)	(125,466)
3.10	Income Tax and Social Contribution	-	-	-	-
3.11	Deferred Income Tax	-	-	-	-
3.12	Profit Sharing /Statutory Contributions	-	-	-	-
3.12.01	Profit Sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on own capital	-	-	-	-
3.15	Net Loss for the Period	(144,014)	(144,014)	(125,466)	(125,466)

PARENT COMPANY CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2009 to 03/31/2009	Year-to-Date -current year 01/01/2009 to 03/31/2009	Amount for Prior Year Quarter 01/01/2008 to 03/31/2008	Year-to-date - prior year 01/01/2008 to 03/31/2008
4.01	Net cash and cash equivalents generated (used) by operating activities	(2,341)	(2,341)	(2,648)	(2,648)
4.01.01	Cash and cash equivalents generated by operating activities	(5,903)	(5,903)	(1,283)	(1,283)
4.01.01.01	Net Loss for the period	(144,014)	(144,014)	(125,466)	(125,466)
4.01.01.02	Depreciation and amortization	-	-	395	395
4.01.01.03	Equity pick up	139,437	139,437	124,682	124,682
4.01.01.04	Actuarial liabilities	(72)	(72)	-	-
4.01.01.05	Monet. rest., oblig. discount asset, DJ, cont.	(48)	(48)	106	106
4.01.01.06	Interest on marketable securities	(1,206)	(1,206)	(1,000)	(1,000)
4.01.02	Variations in assets and liabilities	3,562	3,562	(1,365)	(1,365)
4.01.02.01	Taxes and contributions recoverable	(484)	(484)	(89)	(89)
4.01.02.02	Other current and non-current assets	(60)	(60)	(87)	(87)
4.01.02.03	Labor obligations	25	25	(84)	(84)
4.01.02.04	Suppliers - trade payable	1,393	1,393	(672)	(672)
4.01.02.05	Taxes, rates and contributions	(11)	(11)	4	4
4.01.02.06	Provision for contingencies	2,682	2,682	(437)	(437)
4.01.02.07	Other current and non-current assets liabilities	17	17	-	-
4.01.03	Others	-	-	-	-
4.02	Net cash and cash equivalents generated (used) by investment activities	5,215	5,215	6,711	6,711
4.02.01	Marketable securities	5,215	5,215	6,711	6,711
4.03	Net cash and cash equivalents generated (used) by financing activities	(70)	(70)	(180)	(180)
4.03.01	Dividends and interests on own capital paid	(70)	(70)	(180)	(180)
4.04	Exchange variation on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) on cash and cash equivalents	2,804	2,804	3,883	3,883
4.05.01	Beginning cash and cash equivalents balance	35,968	35,968	57	57
4.05.02	Ending cash and cash equivalents balance	38,772	38,772	3,940	3,940

PARENT COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 a 03/31/2009 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserve	Retained Losses
5.01	Beginning balance	7,613,610	34,330	-	142,516	-
5.02	Prior year adjustments	-	-	-	-	-
5.03	Adjusted balance	7,613,610	34,330	-	142,516	-
5.04	Income (loss) for the period	-	-	-	-	(144,014)
5.05	Allocations	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-
5.08	Capital increase (decrease)	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-
5.12	Other	-	-	-	-	-
5.13	Ending balance	7,613,610	34,330	-	142,516	(144,014)

TIM PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY INFORMATION
March 31,2009
(In thousand of Reais, unless otherwise stated)

1 Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.32% of its voting capital and 69.85% of its total capital.

The Company’s main operations comprise the control of companies exploring telecommunications services, especially personal mobile and fixed telephony in its authorization areas.

Through its wholly-owned subsidiary TIM Celular S.A. (“TIM Celular”), the Company holds all the capital of TIM Nordeste S.A. (“TIM Nordeste”). TIM Celular operates as a provider of Commuted Fixed Telephone Service (STFC) of the following types: Local, Domestic Long Distance and International Long Distance, and Multimedia Communication Service (SCM) in every Brazilian states. Also, together with its subsidiary, it operates as a provider of Personal Mobile Service in every Brazilian states.

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The exploration of the Personal Mobile Service (SMP) and the Commuted Fixed Telephone Service (STFC) is for an indefinite period.

The authorization for use of radio-frequency granted to the subsidiaries mature as follows:

TIM Nordeste	Expiry Date

	Radio-frequencies	Radio-frequencies 3G
800 MHz, 900 MHz
and 1.800 MHz

1. Pernambuco	May, 2009	April, 2023
2. Ceará	November, 2023	April, 2023
3. Paraíba	December, 2023	April, 2023
4. Rio Grande do Norte	December, 2023	April, 2023
5. Alagoas	December, 2023	April, 2023
6. Piauí	March, 2024	April, 2023
7. Minas Gerais (except for the “Triângulo
Mineiro“(*) municipalities for Radio-	April, 2013	April, 2023
frequencies 3G)
8. Bahia e Sergipe	August, 2012	April, 2023

(*) The Far Western region of the state of Minas Gerais.

TIM Celular	Expiry Date

	Radio-frequencies	Radio-
	800 MHz, 900 MHz	frequencies
	and 1.800 MHz	3G

1. Amapá, Roraima, Pará, Amazonas, Maranhão,
Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2. Acre, Rondônia, Mato Grosso, Mato Grosso do
Sul, Tocantins, Distrito Federal, Goiás, Rio
Grande do Sul (except for Pelotas and the
respective region) and Londrina and Tamarana
in Paraná municipalities.	March, 2016	April, 2023
3. São Paulo	March, 2016	April, 2023
4. Paraná (except for Londrina and Tamarana in
Paraná municipalities)	September, 2022	April, 2023
5. Santa Catarina	September, 2023	April, 2023
6. Pelotas and the respective region in the state of
Rio Grande do Sul	April, 2009	April, 2023

Renewal of authorizations

The radio-frequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands referring to the SMP service provision, begin to expire in September 2007 (under the Term of Authorization for the State of Paraná except for Londrina and Tamarana municipalities) and are renewable for one more 15-year period, requiring payment, at every two-year period, of the equivalent to 2% (two percent) of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans. The first payment, in the amount of R$ 9,874, is scheduled for April 30, 2009.

The renewal of five (5) radio-frequency licensing authorizations which matured in 2008 were formalized through the following acts: Act 7.383 - state of Alagoas; Act 7.385 – state of Ceará; Act 7.386 – state of Paraíba ; and Act 7.390 – state of Rio Grande do Norte. Also, the renewal of two (2) radio frequency licensing authorizations maturing in 2009 were formalized through the following acts: Act 7.388 – state of Pernambuco; and Act 7.389 – state of Piauí, all published in the DOU (Official Gazette) of 11/18/2008. The Act 5.520 referring to renewal of authorization in the State of Santa Catarina was published in the Official Gazette of 09/22/2008.

2 Quarterly Information Preparation and Presentation Basis

a. Preparation and disclosure criteria

The financial statements were prepared in accordance with accounting practices applicable in Brazil (BR GAAP), based on the Corporate Law, CVM – Brazilian Securities Commission standards and procedures including the new provisions introduced (those amended and revoked by Law 11.638 of December 28, 2007 and the Provisional Measure 449 of December 3, 2008) for the standards applicable to public telecommunications service concessionaires/authorized companies; and the accounting pronouncements issued by the Comitê de Pronunciamentos Contábeis – CPC (Accounting Pronouncements Committee).

The company still holds American Depositary Receipts traded on the New York Stock Exchange – USA. Because of it, the Company is subject to the rules of the Securities and Exchange Commission (SEC). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with the BR GAAP, simultaneously to both markets in Brazilian Reais, in Portuguese and in English.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur in the next twelve months. Otherwise, they are shown as non-current. Monetary assets and liabilities denominated in foreign currencies were converted into Reais at the exchange rate in effect at the balance sheet date. The translation differences were recognized in the statement of income.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the consolidated results of operations of the Company and its subsidiaries TIM Celular e TIM Nordeste, respectively, as follows:

	% Participation

	03/2009		12/2008

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100.00	-	100.00	-
TIM Nordeste	-	100.00	-	100.00

The quarterly information of subsidiaries included in consolidation coincide with those of the parent company and the accounting policies were consistently applied by the consolidated companies in relation to the previous period.

Descrição dos principais procedimentos de consolidação:

The main consolidation procedures are as follows:

I. Elimination of intercompany consolidated assets and liabilities accounts;
II. Elimination of participation in capital, reserves and retained earnings of the subsidiaries;
III. Elimination of consolidated intercompany revenues and expenses.

c. Comparability of the Quarterly Information

The effects of the adjustments arising from Law No. 11638, MP 449, and CPC issued in 2008 were considered retroactively in the information for the first quarter of 2008, for purposes of comparison with the information for the first quarter of 2009. The following are adjustments and reclassifications of the financial statements originally published in the first quarter of 2008:

(a) Adjustment of financial instruments to market value;
(b) Deferral of borrowing costs and rates, which were expensed in prior years;

(c) The equity accounting adjustment on the above mentioned items;
(d) Because the non-operating income line that was eliminated by the Provisional Measure 449/08.

	Parent Company 03/2008

STATEMENTS OF INCOME	Original	(c)	Adjusted

Equity pickup (Note 10)	(107,145)	(17,537)	(124,682)

	(107,145)	(17,537)	(124,682)

Net loss for the period	(107,929)	(17,537)	(125,466)

		Consolidated 03/2008

DEMONSTRAÇÃO DO RESULTADO	Original	(a)	(b)	(d)	Ajustado

Other operating revenues, net (Note 26)	(56,347)	-	-	(2,575)	(58,922)

	(1,378,071)	-	-	(2,575)	(1,380,646)

Prejuízo operacional antes do resultado financeiro	(36,669)			(2,575)	(39,244)
Financial revenues (Note 27)	102,122	30,938	-	-	133,061
Financial expenses (Note 28)	(158,193)	(47,164)	(1,312)	-	(206,669)
Operating loss	(92,741)	(16,225)	(1,312)	(2,575)	(112,853)
Non-operating result	(2,575)	-	-	2,575	-

Net loss for the period	(107,929)	(16,225)	(1,312)	-	(125,466)

3 Summary of the main accounting practices

a. Cash and cash equivalents

These include the balances of the checking account and short-term investments in the money market redeemable in up to 90 days from the balance sheet date, the market value of which is hardly subject to change. The short-term investments in the money market included in the cash and equivalents are mostly classified as “financial assets shown at fair value, under “Income”.

b. Financial Instruments

The financial instruments are only recognized as from the date the Company and its subsidiaries become part of the financial instruments contracts. After being recognized they are initially recorded at the fair value plus the transaction costs directly attributable to acquisition. An exception occurs in the case of financial assets and liabilities classified at the fair value, being directly entered into the “Income for the Year”. Subsequently they are measured at each balance sheet date, in accordance with the rules applying to each classification of financial assets and liabilities.

b.1) Financial assets: the main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents; short-term investments in the Money market; unrealized gains on derivative operations and trade receivables. These assets are classified under the following categories, according to the purpose for which they were acquired or issued:

(i) Financial assets shown at fair value under “Income”: in this category are financial assets held for trading and those initially assigned the fair value under “Income”. If their original purpose is sale or repurchase in the short term, they are classified as items held for trading. Derivative instruments are also classified as held for trading. At each balance sheet date they are measured at fair value. The interest, monetary restatement, exchange variation and variations arising from evaluation at fair value are recognized as income, as incurred, on the financial revenue and expense line.

(ii) Loans and receivables: these are non-derivative instruments with fixed or determinable payments, though not quoted in an active market. After the initial recognition, they are measured at the amortized cost, on the actual-interest-rate based method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

(iii) Investments held to maturity date: these are financial, non-derivative assets with fixed or determinable payments and defined maturity, which the Company holds for positive purposes, being able to maintain them until the maturity date. After the initial recognition, they are measured at the amortized cost, on the actual-interest-rate based method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

b.2) Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, unrealized losses on derivative operations and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i) Financial liabilities measured at fair value under Income: these include financial liabilities usually traded before maturity, liabilities assigned fair value upon the initial recognition, under Income and Derivative Instruments. At each balance sheet date they are measured at fair value. The interest rate, monetary restatement, exchange variation and variations arising from evaluation at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

(ii) Financial liabilities not measured at fair value: these are financial, non-derivative liabilities not usually not traded before maturity. After the initial recognition they are measured at the amortized cost, on the actual-interest-rate based method. The interest rate, monetary restatement, exchange variation and variations arising from evaluation at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

c. Accounts receivable

Accounts receivable from the telecommunications service customers are calculated at the tariff rate ruling on the date of service-rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

d. Allowance for doubtful accounts

The allowance for doubtful accounts shown as reduction of accounts receivable is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

e. Inventories

Inventories are stated at the average acquisition cost, which does not exceed the market value or net realizable value.

f. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The Company offers subsidies in the sale of handsets and modems for postpaid subscribers, who enter into a legally enforceable contract with exit penalties and minimum monthly charges for a predetermined period. These transactions are called “subsidies on the sales of handsets and mini modems”.

The subsidized sales of phone sets and mini modems under the post-paid system are deferred and amortized over at least the duration of the service contract signed by clients (12 months). The deferral of such costs, as permitted under certain circumstances, is a more adequate reflection of the performance of the post-paid segment, by means of a better matching of costs against the related revenues. The contractual fine for clients who cancel their subscriptions or migrate to the prepaid system before the end of their contracts is invariably higher than the subsidy granted for sales of phone sets and mini modems.

g. Investments

The investments in subsidiaries are valued by the equity method. The other investments are shown at cost, net of the provision for devaluation, where applicable.

h. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost net of accumulated depreciation, which is calculated on the straight-line method over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life is capitalized, whereas the others are recorded as income.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated costs to be incurred on disassembly of towers and equipment in property rented are capitalized and depreciated over the useful lives of these assets.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

i. Intangibles

Intangibles reflect: (i) the purchase of authorizations and radio frequency band licensing, shown at the acquisition cost; (ii) goodwill and (iii) software in use and/or under development.

The amortization expenses are calculated on the straight-line method over the useful life of assets, as follows: five years for radio frequency bands and software; fifteen years for authorizations; and ten years for goodwill.

The estimates of useful lives of property, plant and equipment are regularly reviewed in order to reflect technological changes.

TIM Celular´s goodwill was recorded based on the expected future profitability. It is periodically reviewed concerning its profitability.

j. Difered charges

The deferred charges comprise pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized on the straight-line basis in ten years from the date the subsidiaries become operative.

k. Liabilities

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may require disbursement of economic resources. Some liabilities involve uncertainties concerning the term and value, being estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of related risks.

l. Income tax and social contribution

The provision for income tax and social contribution is calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable income recognized on the accrual basis. As a consequence, temporarily non-deductible expenses included in the book value of income or temporarily non-deductible revenues excluded from taxable income give rise to deferred tax credits and debits.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the prospects of realization.

The deferred income tax and social contribution on accumulated tax losses and negative social contribution basis and on temporary differences are calculated based on the expected taxable income generation in the future, net of the provision for adjustment to the recovery value, set up in accordance with CVM Instruction 371/02.

Pursuant to the Northeast Development Agency ADENE´s Constitutive Reports 0144/2003 and 0232/2003 of March 31, 2003, TIM Nordeste became a beneficiary of a fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes, for a 10-year period from fiscal 2002 through 2011, calculated based on the exploration profit deriving from implementation of its installed capacity for digital mobile cell telephony services; and (ii) 37.5%, 25% and 12.5% reduction of income tax and non- reimbursable surtaxes for the fiscal years 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration profit deriving from implementation of its installed capacity for analogical mobile cell telephony services.

The Company calculates gross income tax payable and ADENE tax incentive on a monthly basis, making the payment for the net amount.

m. Provision for contingencies.

This provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

n. Assets retirement obligations

Pursuant to the Circular Communication CVM/SNC/SEP no. 01/2007, the subsidiaries record provisions for asset retirement obligations and estimated costs brought to present value, which will be incurred on disassembly of towers and equipment in rented properties.

o. Revenue recognition

Service revenues are recognized as services are provided. Billings are monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunications services are recognized on the accrual basis in the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, consumers or distributors.

p. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by IBRACON’s NPC 26, approved by CVM Deliberation n . 371, which defines the characteristics of the plan, obligations and events described in Note 32.

q. Employees´ profit-sharing

The Company and its subsidiaries monthly record a provision for employees´ profit- sharing, based on the relevant targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

r. Use of estimates

These are used for measuring and recognizing certains assets and liabilities reflected in the financial statements of the Company. In making these estimates, past and current experiences, assumptions underlying future events, and other objective and subjective factors were taken into account. Among the significant items subject to estimates are: the determination of useful lives of fixed and intangible assets; the allowance for doubtful accounts; the provision for losses on inventories; an analysis of fixed and intangible assets recovery amounts; deferred income tax and social contribution; rates and deadlines considered for adjusting certain assets and liabilities to present value; the provision for actuarial contingencies and liabilities; quantification of the fair value of financial instruments; considerations concerning recognition and measurement of development costs capitalized as intangible assets; estimates for disclosure of a sensitivity analysis of derivative instruments according to CVM Instruction 475/08. Due to the inaccuracies inherent in their determination, when settled, the transactions involving estimates may result in rather different amounts from those reflected in the financial statements.

s. Adjustment to present value

In compliance with Law 11.638/07, the subsidiaries recognize as adjusted to present value the assets and liabilities arising from long-term operations and those of short-term, which are relevant. The discount to present value is based on the basic interest rate prevailing in the Brazilian market.

4 Cash and cash equivalents

	Parent Company		Consolidated

	03/2009	12/2008	03/2009	12/2008

Cash and Banks	20	119	51,842	272,918

Marketable securities:
CDB	38,752	35,849	399,111	1,258,625

	38,772	35,968	450,953	1,531,543

5 Marketable Securities

	Controladora		Consolidado

	03/2009	12/2008	03/2009	12/2008

CDB	8	4,019	13,972	32,650
Federal Public Securities	308	308	308	309
Other	-	-	-	-

	316	4,327	14,280	32,959

Current portion	(8)	(4,016)	(5,271)	(23,048)

Long-term potion	308	311	9,009	9,911

The company’s average yield on TIM Participações´ consolidated investments is 102.66% of the CDI – Interbank Deposit Certificate variation.

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits.

6 Accounts Receivable

	Consolidated

	03/2009	12/2008

Billed services	763,846	831,762
Unbilled services	527,077	560,513
Network use	732,634	867,426
Goods sold	569,612	708,176
Other receivables	21,920	29,581

	2,615,089	2,997,458

Allowance for doubtful accounts	(355,194)	(362,103)

	2,259,895	2,635,355

The changes in the allowance for doubtful accounts can be summarized as follows:

	Consolidated

	03/2009	12/2008

	(3 months)	(12 months)

Opening balance	362,103	455,939

Provision set up	134,453	748,833
Provision written-off	(141,362)	(842,669)

Closing balance	355,194	362,103

The Resolution 438 of July 10, 2006 introduced new regulations on SMP network remuneration, by providing for implementation of discounts for hourly modulation connected with the VU-M agreement. The regulatory and operational disputes with Embratel and the Company were concluded during the first quarter of 2009, including signed agreements in relation to the VU-M of the Company.

7 Inventories

	Consolidado

	03/2009	12/2008

Cell phone sets	397,399	517,436
Acessories and prepaid cards	24,656	24,393
TIM chips	29,245	27,859

	451,300	569,688

Provision for adjustment to realizable value	(20,141)	(21,174)

	431,159	548,514

8 Taxes and contributions recoverable

	Parent Company		Consolidated

	03/2009	12/2008	03/2009	12/2008

Income tax	7,439	6,257	72,918	70,746
Social contribution	-	-	12,062	29,845
ICMS	-	-	440,807	470,766
PIS / COFINS	-	-	221,843	223,886
IRRF recoverable	366	1,065	33,521	27,810
Other	2	2	7,633	7,275

	7,807	7,324	788,784	830,328

Current portion	(368)	(1,067)	(560,052)	(603,353)

Long-term potion	7,439	6,257	228,732	226,975

The parent company’s long-term portion basically refers to income tax and social contribution recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ acquisition of property, plant and equipment items.

The Company and TIM Celular have filed suits against the alleged unconstitutionality, of Law 9.718 for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on other revenues than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome to these companies. The amounts involved are respectively R$ 17,707 and R$ 41,092, monetarily adjusted.

9 Deferred income tax and social contribution

Below, the composition of deferred income tax and social contribution:

	Parent Company		Consolidated

	03/2009	12/2008	03/2009	12/2008

Tax loss	5,340	4,843	1,638,702	1,649,882
Negative social contribution basis	1,922	1,744	589,899	593,924
Allowance for doubtful accounts	-	-	120,766	123,115
Derivative operations		-	(25,656)	(110,266)
Provision for contingencies	3,122	2,217	86,551	86,146
Accelerated depreciation of TDMA	-	-		30,921
equipment			25,542
Adjustment to present value –3G
licensing	-	-	29,130	29,130
Goodwill	4,546	4,546	4,546	4,546
Other	1,580	1,604	40,617	33,840

	16,510	14,954	2,510,097	2,441,238

Provision for devaluation of tax credits	(16,510)	(14,954)	(2,361,111)	(2,281,024)

		-	148,986	160,214

Current portion		-	(38,223)	(49,451)

Long-term portion		-	110,763	110,763

According to CVM Instruction 371/02, relying on the expectation of future taxable income generation, as foreseen by a technical study approved by the Management and review by fiscal council, TIM Nordeste recognized tax credits on tax losses, negative social contribution basis and temporary differences to which no statutes of limitation apply.

Based on this technical study of future taxable income generation, TIM Nordeste expects to recover these credits as follows:

2009	38,223
2010	51,806
2011	58,957

148,986

The estimates of tax credit recoveries were based on projections of taxable income, which in turn relied on financial and business forecasts made at the end of years 2008 and 2007. Given the uncertainties usually surrounding forecasts, these estimates may not be realized in the future.

Accumulated tax losses and negative bases

The consolidated tax losses and negative social contribution bases give rise to tax credits which are recognized only if their prospects of realization are consistent and they are not barred by statutes of limitation. These tax credits can be summarized as followsa sua realização, não possuem prazo de prescrição e podem ser sumarizados conforme abaixo:

	03/2009		12/2008

	Basis	Tax Credit	Basis	Tax Credit

Tax loss	6,554,809	1,638,702	6,599,526	1,649,882
Negative basis	6,554,438	589,899	6,599,155	593,924
Temporary differences	827,926	281,496	580,683	197,432

	13,937,173	2,510,097	13,779,364	2,441,238

10 Prepaid expenses

	Consolidated

	03/2009	12/2008

FISTEL (*)	375,514
Subsidized sale of phone sets and mini-modems	118,792	134,865
Rentals	13,416	14,069
Unpublicized advertising	1,634	1,907
Financial charges on loans	3,801	4,461
Other	9,415	14,216

	522,572	169,518

Current portion	(509,499)	(155,825)

Long-term portion	13,073	13,693

(*) FISTEL, paid in March 2009, is related to year ending December 31, 2009 and will be amortized based on generating factor.

11 Investments

	Parent Company

	03/2009	12/2008

Investments

Subsidiaries	7,649,431	7,788,868

(a) Shareholding in subsidiaries:

	TIM Celular

	03/2009	12/2008

- Subsidiary
Number of shares held	31,506,833,561	31,506,833,561
Participation in total capital	100%	100%
Shareholders´ equity	7,649,431	7,788,868

Income (Loss) for the period	(139,437)	183,918

Equity pickup	(139,437)	183,918

Investment amount	7,633,550	7,772,987
Special goodwill reserve (*)	15,881	15,881

Investment amount	7,649,431	7,788,868

(*)The special goodwill reserve recorded by TIM Nordeste and TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A (merged into TIM Participações in August 2004) and Tele Celular Sul Participações S.A. (formerly TIM Participações). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”. Based on the projected income and the concession duration, in the first two years amortization was at 4% p.a., and the remainder being fully amortized.

(b) Changes in investments in subsidiaries:

TIM Celular

Investment as of December 31, 2008	7,788,868
Equity pickup	(139,437)

Investment as of March 31, 2009	7,649,431

12 Propery, plant and equipment

		Consolidated

			03/2009		12/2008

	Annual
	depreciation
	rate		Accumulated
	%	Cost	depreciation	Net	Net

Switching / transmission
equipment	14.29	7,888,155	(5,225,413)	2,662,742	2,777,146
Loan-for-use handsets	50	1,048,154	(695,230)	352,924	316,846
Infrastructure	33.33	1,834,346	(936,010)	898,336	912,723
Leasehold improvements	33.33	119,484	(88,468)	31,016	33,946
Computer assets	20	1,081,431	(857,866)	223,565	244,407
General use assets	10	364,141	(151,118)	213,023	209,186

Assets and facilities in use		12,335,711	(7,954,105)	4,381,606	4,494,254

Plots of land		27,857	-	27,857	27,790

Construction work in
progress		156,710	-	156,710	277,048

		12,520,278	(7,954,105)	4,566,173	4,799,092

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the quarter ended March 31, 2009, R$ 44 of property, plant and equipment was capitalized by the subsidiaries, (2008 – R$2,647) relating to financial charges on loans taken to finance the construction.

Operating technologies

The subsidiaries´ operate their service network using TDMA, GSM and 3G technologies. At December 31, 2008, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated.

13 Intangibles

The authorizations for SMP exploitation rights and radio-frequency licensing, software pieces and other items, can be thus shown:

		Parent Company

			03/2009		12/2008

	Annual
	depreciation
	rate		Accumulated
	%	Cost	depreciation	Net	Net

Goodwill	10	16,918	(13,371)	3,547	3,547

			Consolidated

			03/2009		12/2008

	Annual
	depreciation
	rate		Accumulated
	%	Cost	depreciation	Net	Net

Software licensing	20	4,992,809	(2,950,800)	2,042,009	2,087,739
Concession licenses	7 to 20	4,491,097	(1,931,334)	2,559,763	2,641,176
Assets and facilities under
construction	-	6,074	-	6,074	84,554
Goodwill	10	18,009	(14,462)	3,547	3,547
Other assets	20	3,040	(2,775)	265	296

		9,511,029	(4,899,371)	4,611,658	4,817,312

In September 2007 TIM Celular acquired at an auction under ANATEL Licitation 001/2007-SPV- ANATEL radio frequency authorizations for the 900 MHz sub-bands in lots referring to the North and Center-West regions, states of Rio de Janeiro, Espírito Santo, Rio Grande do Sul and interior of the state of São Paulo, and for 1800MHz radiofrequency bands in the states of São Paulo and Rio de Janeiro. This investment totals R$50,000, taking into consideration the remaining period of original licenses granted for the respective regions. Until March 31, 2009, R$29,000 of the R$50,000 acquired had been recorded by the Company, as it still awaits the Steering Council´s decision on all 900 MHz lots auctioned in connection with na appeal filed by the other bidder.

Acquisition of authorizations – 3G technology

In April 2008 TIM Celular and TIM Nordeste jointly signed the terms of authorizations to use Radio-frequencies at the F, G, and I (1.9GHz/2.1GHz) radio-frequency sub-bands referring to the 3G (UMTS) pattern and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. These authorizations are valid for 15 years, and renewable for a further equal period.

As a consequence of this purchase, the subsidiaries assumed coverage commitments to be met using the acquired frequencies (1.9GHz/2.1GHz) in several municipalities, including those with less than 30,000 inhabitants.

14 Diferred charges

	Consolidated

	03/2009	12/2008

Pre-operating expenses:
Third parties´ services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(283,834)	(274,322)

	139,517	149,029

15 Suppliers – Trade payables

	Parent Company		Consolidated

	03/2009	12/2008	03/2009	12/2008

Local currency
Suppliers of materials e services
	2,092	759	1,063,232	2,654,599
Interconnection (a)	-	-	266,217	306,225
Roaming (b)	-	-	3,158	846
Co-billing (c)	-	-	108,058	177,008

	2,092	759	1,440,665	3,138,678

Foreign currency
Suppliers of materials e services
	69	9	50,062	131,610
Roaming (b)	-	-	42,467	58,426

	69	9	92,529	190,036

	2,161	768	1,533,194	3.328,714

a) This refers to the use of network of other fixed and mobile cell telephone operators, with calls being initiated at TIM network and ended in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by customers when they choose another long-distance call operator.

16 Loans and financiang

Consolidado

	Garantees	03/2009	12/2008

Local currency

Banco do Nordeste: financing subject to pre-fixed interest of	Bank surety
10% p.a. and a 15% and 25% bonus on charges, for payment
upon maturity. This financing is the subject matter of a swap operation intended as a safeguard, which changes its cost into %
of the CDI daily rate beginning with 76.90%.		52,841	56,830

Banco do Nordeste: financing subject to pre-fixed interest of	Bank surety and
10% p.a. and a 15% and 25% bonus on charges, for payment	TIM
upon maturity. This financing is the subject matter of a swap	Participações´surety
operation intended as a safeguard, which changes the cost into %
of the CDI daily rate varying between 75.75% and 69.80%.		67,435	71,603

Bank surety and
Banco do Nordeste: financing subject to pre-fixed interest of	TIM Participações´
10% p.a. and a 15% and 25% bonus on charges, for payment	surety
upon maturity		45,281	45,287

BNDES (Banco Nacional do Desenvolvimento Econômico e	TIM Brasil Serviços
Social): this financing bears interest at 4.20% p.a. plus variation	e Participações´s
of the TJLP (long-term interest rate) as disclosed by the Brazilian	surety, with part of
Central Bank. Part of this TJLP-based financing was the object of	the service
a swap for 91.43% of the Bank Deposit Certificate (CDI) daily	collection blocked
rate.	up to the amount of
the loan debit
balance.
		965,572	1,019,898

BNDES (Banco Nacional do Desenvolvimento Econômico e	TIM Brasil Serviços
Social): this financing bears interest at 2.20% p.a. plus variation	e Participações´s
of the TJLP (long-term interest rate) as disclosed by the Brazilian	surety, with part of
Central Bank.	the service collection
blocked up to the
amount of the loan
	debit balance.	274,728	270,496

BNDES (Banco Nacional do Desenvolvimento Econômico e
Social): this financing bears interest at 3.0% p.a. plus variation of	Bank surety
the TJLP (long-term interest rate) as disclosed by the Brazilian
Central Bank 44,0%. The financing at the Part of this TJLP-
based, was the object of a swap to 81.80% of the daily CDI rate.
		32,737	35,892

Syndicated Loan: the debit balance is restated based on the CDI	TIM Participações´
rate variation plus a 0.90% and 1.80% p.a. In the case of an	surety
applicable rate of 0.90% of the CDI, it is established in
accordance with the Consolidated Net Debt/ Consolidated
EBITDA ratio, calculated based on quarterly information on the
Company.		601,456	628,747

	Consolidated

	Garantees	03/2009	12/2008

Banco BNP Paribas: Loan taken out in foreign currency, for which 80% of the risk is guaranteed by the insurance company “SACE S.p.A” This operation is subject matter of swap transactions for hedging purposes, and covers 100% of the foreign exchange exposure, transforming the cost into % of the daily rate of the Interbank Deposit Certificates (CDI) of 95.80%.	TIM Participações´ surety	329,502

Resolution 2770 (Compror): Bank financing for payment of suppliers of goods and services, linked to foreign currency variations: 33% of the agreements denominated in US dollars and 67% of the agreements denominated in Yen. These agreements are the object of swap operations which result in cost of some 115.98% of the CDI daily rate.	N.A.	967,186	1,214,832

CCB – Working Capital: Bank financing in local currency for meeting working capital requirements. At the restated cost at 110% of the CDI daily rate	N.A.	212,192	205,634

		3,548,930	3,549,219
Current portion		(1,242,698)	(1,482,705)

Long-term portion		2,306,232	2,066,514

The syndicated loan taken by the subsidiary TIM Celular has restrictive clauses concerning certain financial indices calculated on a half-yearly basis and fully complied with by the borrower. The following Financial Institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A. and Unibanco – União de Bancos Brasileiros S.A. In August 2008, TIM Celular negotiated the replacement of TIM Brasil Serviços e Participações S.A.’s guarantee by that of TIM Participações S.A., and the extension of Tranche A in the amount of R$300,000 to August 2010. The Tranche B, in amount of R$300,000, which supplements the operation, matures in August 2009.

The CCB (Bank Credit Schedules) for Working Capital also have the same restrictive clauses as the syndicated loan, all of which have been complied with by the subsidiary. These loans have been taken from ABN AMRO Real S.A.

The BNDES loan to TIM Celular S.A. for financing the mobile telephone network has restrictive clauses concerning certain financial indices, calculated on a half-yearly basis. The subsidiary is in compliance with the contractual provisions.

The subsidiaries entered into swap operations as a safeguard against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing bearing prefixed interest rates and TJLP.

The long-term portions of loans and financing at December 31, 2008 mature as follows:

Consolidated

2010	1,194,004
2011	470,767
2012	275,766
2013	192,718
From 2014 on	172,977
2,306,232

17 Labor obligations

	Parent Company		Consolidated

	03/2009	12/2008	03/2009	12/2008

Payroll taxes	15	15	27,160	26,235
Vacation and bonuses payable	4	-	86,585	70,410
Employees´ withholding	33	12	3,918	10,346
	52	27	117,663	106,991

18 Taxes, rates and contributions

	Parent Company		Consolidated

	03/2009	12/2008	03/2009	12/2008

IRPJ and CSLL	-	6	31,702	67,263
ICMS	-	-	371,136	400,766
COFINS	-	-	40,510	46,043
PIS	-	-	8,777	9,976
ANATEL (FISTEL, FUST/FUNTTEL etc)	-	-	59,196	23,560
IRRF	-	2	2,438	3,753
ISS	6	5	29,888	28,615
Other	-	-	10,304	12,746
	-	4	7,533	9,056

	6	17	561,484	601,778

19 Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies and the escrow deposits made are thus composed:

	Parent Company

	Contingencies		Escrow Deposits

	03/2009	12/2008	03/2009	12/2008

Civil	46	422	113	95
Labor	5,818	6,098	4,959	4,923
Tax	3,318	-	458	449

	9,182	6,520	5,530	5,467

	Consolidado

	Contingencies		Escrow Deposits

	03/2009	12/2008	03/2009	12/2008

Civil	96,640	97,988	36,522	34,869
Labor	55,458	55,170	52,982	50,462
Tax	81,237	76,762	61,155	58,593
Regulatory	21,225	23,450	-	-

	254,560	253,370	150,659	143,924

The changes in the provision for contingencies can be summarized as follows:

	12/2008	Additions, net of reversals	Payments	Monetary adjustment	03/2009

Civil	97,988	14,349	(16,313)	915	96,640
Labor	55,170	1,039	(856)	106	55,458
Tax	76,762	3,197	(138)	1,416	81,237
Regulatory	23,450	(722)	(1,334)	(169)	21,225

	253,370	17,863	(18,641)	2,268	254,560

Civil contingencies

Several legal and administrative processes have been filed against the Company and its subsidiaries by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. The Management analyzes each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes

Consumer lawsuits

Approximately 56,658 individual lawsuits (55,523 in December 31, 2008), have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment, non-compliance with delivery deadlines and undue restriction credit stand out.

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing state line areas; and (iii) a suit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of collecting a fidelization fine in the event of phone set thefts. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes. The Management has not set up provisions for the above described processes.

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 3,435 labor suits filed against the Company and its subsidiaries (2,950 in december 31, 2008), over 65% involve claims against service providers, concentrated on certain companies from São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006, winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

The probability of winning these actions and the amount of contingencies are subject to periodical reviews, taking into account the legal decisions made thereon, some regulatory changes or amendments to Case Law and Abridgement of Law issued by Superior Courts.

Tax Contingencies

IR e CSLL

In 2005, TIM Nordeste S.A. was assessed by the Belo Horizonte’s Internal Revenue Secretariat for R$126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges.

The subsidiary is currently discussing these assessments with the taxing authorities. Based on its internal and external lawyers´ opinion, the Management estimates the probable losses on these processes at R$32,750, an amount duly provided for under “Provision for income tax and social contribution” in 2006.

In September 2003 TIM Nordeste S.A. was assessed by the State of Ceará’s Internal Revenue Secretariat for R$12,721 referring to: (i) disallowance of R$8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) differences of R$3,208 in CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The subsidiary unsuccessfully filed an impugnation and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion, Management concluded that the risk of loss is deemed probable.

Regulatory contingencies

Due to an alleged default on some SMP’s provisions and quality targets defined under the PGMQ- SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Obligation Non-Compliance Determination Procedures – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or definitively close the PADO, without sanctions.

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving a risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies, which can be thus shown:

	Consolidated

	03/2009	12/2008

Civil	147,253	125,774
Labor	115,749	110,483
Tax	1,265,230	1,183,514
Regulatory	24,468	23,699

	1,552,700	1,443,470

Below, the main actions involving possible risk of loss:

Civil

Collective Actions

Five collective actions have been brought to Court against subsidiaries, involving the risk of possible loss , which can be summarized as follows: (i) a suit against TIM Nordeste in the state of Pernambuco, questioning the Company’s policy of defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state; and (iii) a suit against TIM Celular in the State of Para, complaining about the quality of the network service in São Felix do Xingú; (iv) a suit against TIM Celular in the state of Maranhão, questioning the qualigy of network services rendered in Balsas; and (v) a suit filed agains TIM Celular, questioning the long distance charges levied on calls made in Bertioga – SP and the respective region.

Other actions and proceedings

TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0,2899 per minute, and escrow deposits to be made by GVT in the amount of the difference between this and the value claimed by the defendants. Besides the suits, GVT has also made a Representation to the same effect before the Economic Right Secretariat, which found it right to file an Administrative Process against the Company and other mobile telephony operators, on the grounds of an alleged infraction of economic principles.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out.

The process 01102-2006.024.03.00.0 refers to a civil public action filed by the State of Minas Gerais´s Public Labor Ministry 3rd Region, on the charge of irregular outsourcing practices and collective damages. In the respective sentence published on April 16, 2008, the first degree substitute judge found the Public Prosecution Service´s request partly founded, having judged the outsourcing irregular and the damages collective and determined. An ordinary appeal filed against this decision is now awaiting judgment. Prior to this appeal, TIM filed a writ of mandamus requesting a preliminary order to stop the coercive acts imposed by the sentence. In view of the ordinary appeal filed, the writ of mandamus lost its objective. To be granted a suspensive effect of its appeal, TIM Nordeste proposed an innominate writ of prevention, which was judged extinguished without the respective judgment on merits. In order to reverse the Regional Labor Court – 3rd Region, TIM Nordeste filed a correctional claim with the Superior Labor Court, with a favorable decision which reversed the Court decision at the second level. Currently, the decision on the ordinary appeal is still pending.

Also worth noting are the processes filed in the state of Paraná, involving claims for indemnity in connection with social cards. According to an internal rule, TELEPAR undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

Social Security

TIM Celular received in São Paulo a Debit Assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,131. After filing its administrative defense, the subsidiary awaits the outcome of the process.

In May 2006, TIM Nordeste was assessed under the tax assessment notice no. 35611926-2 for social security contributions allegedly due on: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payment for self-employed people´s activities; and (iv) sales incentives. TIM Nordeste´s administrative defense did not result in reversal of the entry (decision – assessment). In an attempt to change this decision, TIM Nordeste filed an appeal with the Ministry of Finance´s Taxpayers´ Council, which is now pending judgment.

Taxes

IR and CSLL

On October 30, 2006, TIM Nordeste was assessed under a single administrative process referring to IRPJ, CSL totaling R$331,171, subsequently reduced to R$258,144, and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99.

After challenging the assessment notices at administrative level, TIM Nordeste now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSL and a separate fine totaling R$73,027 (principal and separate fine) had been excluded from the assessment notice. So, part of the infractions contained in the assessment notice were transferred to 160 specific compensation processes totaling R$85,771, all of which are deemed capable of resulting in possible loss for the subsidiary.

From May to July 2008, TIM Nordeste received 49 communications of assessment issued by the “Secretaria da Receita Federal do Brasil” in connection with Income Tax and Social Contribution offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$11,088. After it timely impugned all these assessments, the subsidiary now awaits a decision at administrative level.

IRRF

In October 2005, TIM Nordeste received a Fiscal Execution notification in the amount of R$5,624, for defaulting on payment of IRRF on rentals, royalties and work done without employment bonds. This subsidiary has already stayed this execution and intends to defend itself against it at higher court jurisdictions.

PIS and COFINS

In 2004, TIM Nordeste was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006, a decision not subject to further appeal was issued on the action filed by the company against Law 9.718 of November 27, 1998. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue.

In view of the legal decision recognizing the unconstitutionality of PIS and COFINS levying on exchange variation, which was the reason for the above mentioned assessments, the Management of TIM Nordeste requested the extinction thereof and reversed the provision set up in 2004.

In April 2007, the amount of PIS on exchange variation claimed was reduced by R$5,293, after the declaration of unconstitutionality obtained with the sentence was recognized administratively. In February 2009, the requirement to pay COFINS referring to exchange variation was also reduced by R$23,339, leaving the amount of R$2,263 under discussion. Of the assessed amount of R$ 30,913, a total of R$2,281 continues under discussion. The defense presented by the subsidiary against the remaining amount is in the first stage of tax appeals.

ICMS

In 2003 and 2004 TIM Celular was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$41,475 (current value), mainly relating to dispute on the levying of ICMS on telecommunication services provided by the parent Company as well as trade of handsets. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The subsidiary is currently discussing these assessments with the taxing authorities. Based on the internal and external lawyers, the Management concluded that there is still the possibility of loss on the processes under discussion.

In April 2006, TIM Nordeste was assessed by the State of Piauí’s taxing authorities for R$7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on property, plant and equipment items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The subsidiary is impugning these assessments at administrative level.

In October 2006, TIM Nordeste was assessed by the State of Paraíba’s taxing authorities for R$5,511 referring to failure to ratably reverse ICMS credits on shipment of exempt and non-taxed goods. This assessment is being impugned at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$38,274, for allegedly having taken undue ICMS credit from acquisition of property, plant and equipment without application to monthly installments of a coefficient calculated ratably to the goods dispatched subjected to tax and the total goods dispatched. This assessment is being impugned by the Company at administrative level.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$14,367 for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being impugned by the subsidiary at administrative level.

In November 2007, TIM Celular was assessed by the State of São Paulo taxing authorities for R$ 151,017, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services rendered in the January-December 2003 period. This assessment is being impugned by the subsidiary at administrative level.

In June 2008, TIM Nordeste was assessed by the State of Bahia taxing authorities for R$16,444, for allegedly defaulting on payment of an additional 2% ICMS rate referring to the Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) due on prepaid reloading revenues. The amounts in question are being discussed after a writ of mandamus obtained by the subsidiary with the respective escrow deposits being duly made. Anyhow, the assessment is being impugned at administrative level.

In August 2008, TIM Nordeste was assessed by the State of Ceará’s taxing authorities for R$24,886 for a debit arising from unduly taking ICMS credit on electric power acquisition and on property, plant and equipment received, without taking into account the proportion of total shipments to tax exempt and non-taxed shipments. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$17,167 for underpayment of ICMS due to an undue reduction of the basis of calculation of telecommunications services and discount on sales of cell phone sets. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$24,930, representing a separate fine for failure to record telecommunications service invoices in the ICMS determination book. This assessment is being contested by the subsidiary at administrative level.

In October 2008 TIM Nordeste was assessed by the state of Sergipe´s taxing authorities for R$16,668, referring to a fine for an alleged late-filing of electronic files containing fiscal documentation supporting telecommunication services rendered. This assessment is being contested by the subsidiary at administrative level.

In December 2008, TIM Nordeste was assessed by the state of Rio Grande do Norte´s taxing authorities for R$13,145, for the following reasons: (i) default on payment of ICMS due on communication services rendered in the period from January through December 2003; (ii) default on payment of ICMS due on sales operations performed in the period from January through December 2003; (iii) underpayment of ICMS due to use of a lower tax rate than legally stipulated; (iv) underpayment of additional ICMS due on the “Fundo de Combate a Pobreza e as Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) in the period from January 2004 through December 2005; and (v) unduly taking tax credit on acquisitions of property, plant and equipment. This assessment is being contested by the subsidiary at administrative level.

In January 2009, TIM Celular was served a notice by the São Paulo state tax authorities, in the amount of R$16,332, regarding alleged lack of payment of ICMS arising from filing of payment form in an amount lower than the amount recorded in the Tax Registers, and non-filing of electronic file related to the tax obligations provided for in ICMS Covenant No. 115 of 2003. The defense presented by the subsidiary against such notice is in the first stage of tax appeals.

In March 2009, TIM Celular was served a notice by the Santa Catarina state tax authorities, in the amount of R$24,710, regarding alleged lack of payment of ICMS arising from operations/provision of services subject to taxation that were recorded in the taxpayer’s ICMS Register and declared in the period from May 2004 to March 2005. The defense presented by the subsidiary against such notice is in the first stage of tax appeals.

ISS

On December 20, 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative plan cancellation services; telephone directory aid service and provision of data and information; and network infrastructure sharing. This assessment is being impugned by the Company at administrative level.

FUST - Telecommunications Service Universalization Fund

On December 15, 2005, ANATEL issued its Summary no.07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9.998. The subsidiaries still believe that based on applicable legislation (including the sole paragraph of article 6 of Law 9.998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company’s subsidiaries for R$31,338 referring to FUST on interconnection revenues arrears fine allegedly due (in 2001), all because of “Súmula” 07/05.

From September to December 2007, ANATEL issued several assessment notices against the Company’s subsidiaries totaling R$18,654, in connection with FUST allegedly due on interconnection revenues for the year 2002. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

In June, July and November 2008, new assessment notices amounting to R$32,360 were issued by ANATEL against the Company’s subsidiaries in connection with FUST levied on interconnection revenues allegedly due for the years 2003 and 2004. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

In February 2009, ANATEL continued its audit related to the period from January to December 2004, resulting in new notices served in the amount of R$ 45,698, related to FUST levied on interconnection revenues. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

FUNTTEL - Telecommunications Technological Development Fund

The Ministry of Communications assessed TIM Celular and TIM Nordeste for R$13,265 claiming for FUNTTEL amounts allegedly due on interconnection revenues for the years 2001 and 2002. At the same time an arrears fine was imposed on these subsidiaries. In these companies´ opinions, the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in this case of default on FUNTTEL fees allegedly due on interconnection revenues, based on the same arguments used for the FUST process. The claims for FUNTTEL collection on interconnection revenues are currently suspended, due to a writ of mandamus favorable to the subsidiaries.

In November 2008, further assessment notices for R$17,017 were issued by ANATEL in connection with FUNTTEL due on interconnection revenues allegedly due in 2003. ANATEL claims for FUNTTEL collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

Regulatory proceedings

TIM Celular is authorized to provide SMP in the state of Paraná (except in Londrina and Tamarana) for an indefinite period, and for using the related SMP radio frequencies. In 2006, under the Term of Authorization 002/2006/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through September 3, 2022. In view of this extension, the object of the above mentioned Term of Authorization issued in accordance with Act 57.551 of April 13, 2006, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$80,066.

TIM Celular is authorized to provide SMP in the state of Santa Catarina for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization 074/2008/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through September 30, 2023. In view of this extension, the object of the above mentioned Term of Authorization issued under Act 5.520 of September 18, 2008, the Company was, in its opinion, unduly required by ANATEL, on October 17, 2008, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$54,026.

TIM Nordeste is authorized to provide SMP in the state of Ceará for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization 084/2008/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through November 28, 2023. In view of this extension, the object of the above mentioned Term of Authorization issued in accordance with Act 7.385 of November 27, 2008, the Company was in its opinion, unduly required by ANATEL, on January 6, 2009, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$41,728.

TIM Nordeste is authorized to provide SMP in the state of Alagoas for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization issued as a consequence of Act No. 7383, of November 27, 2008, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through December 15, 2023. In view of such extension of the authorization for use of radiofrequencies associated to SMP, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$20,038.

TIM Nordeste is authorized to provide SMP in the state of Rio Grande do Norte for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization No. 087/2008/PVCP/SPV- ANATEL the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through December 31, 2023. In view of this extension, the object of the above mentioned Term of Authorization No. 087/2008/PVCP/SPV- ANATEL issued in accordance with Act 7.385 of November 27, 2008, the Company was in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$15,021.

TIM Nordeste is authorized to provide SMP in the state of Paraíba for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization issued as a consequence of Act No. 7383, of November 27, 2008, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through December 31, 2023. In view of such extension of the authorization for use of radiofrequencies associated to SMP, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$19,844.

TIM Nordeste is authorized to provide SMP in the state of Piauí for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization issued as a consequence of Act No. 7383, of November 27, 2008, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through March 27, 2024. In view of such extension of the authorization for use of radiofrequencies associated to SMP, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$13,497.

This requirement, according to ANATEL, would be justified by application of art.9, III of Resolution 255, which provides for issuance of new licenses if the validity period is renewed. However, as the Company does not find that this legal provision is correctly applied, the collection in question was timely impugned at administrative level, so that simultaneously the collection can be questioned and the collection suspended until a final decision is reached by ANATEL.

20 Assets retirement obligation

As movimentações nas obrigações decorrentes de descontinuidade de ativos encontram-se resumidas a seguir:

	Consolidated

	03/2009	12/2008

	(3 months)	(12 months)
Opening balance	211,802	192,137

Additions recorded throughout the period, net of write offs	768	3,465
Monetary adjustment in the period	4,805	16,200

Closing balance	217,375	211,802

21 Shareholders equity

a. Capital

As deliberated upon by the Administrative Council, regardless of the statutory reform, the Company is authorized to increase its capital by up to 2,500,000,000 (two billion and five hundred million) common or preferred shares.

The Capital subscribed and paid-in comprises shares without par value, thus distributed:

	03/2009	12/2008

Number of common shares	798,350,977	798,350,977
Number of preferred shares	1,545,475,560	1,545,475,560

	2,343,826,537	2,343,826,537

b. Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class upon the new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c. Revenue reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for Expansion

This reserve, which is set up based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

d. Dividends

Dividends are calculated in accordance with the Company’s by-laws and the Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting but take priority on: (i) the payment of capital at no premium, and (ii) payment of a minimum non cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s by-laws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

22 Net operating revenue

	Consolidated

	03/2009	03/2008

Telecommunications service revenue – Mobile
Subscription	74,807	110,044
Utilization	1,794,681	1,841,925
Network use	1,045,333	1,100,956
Long distance	454,439	489,259
VAS – Additional services	429,683	327,068
Other	24,693	27,425

	3,823,636	3,896,677

Telecommunications service revenue – Fixed	10,962	371

Telecommunications service revenue – Mobile and Fixed	3,834,598	3.897.048

Goods sold	377,532	321,866

Gross operating revenue	4,212,130	4.218.914

Deductions from gross revenue
Taxes	(956,693)	(877,968)
Discounts given	(216,092)	(323,270)
Returns and other	(27,677)	(24,718)

	(1,200,462)	(1,225,956)

	3,011,668	2,992,958

23 Cost of services rendered and goods sold

	Consolidated

	03/2009	03/2008

Personnel	(20,416)	(24,755)
Third parties´ services	(88,355)	(39.,579)
Interconnection	(852,872)	(960,375)
Depreciation and amortization	(352,990)	(319,019)
Telecommunications surveillance fund (FISTEL)	(2,631)	(2,183)
Rentals	(37,619)	(34,386)
Other	(3,156)	(8,024)

Cost of services rendered	(1,358,039)	(1,388,321)

Cost of goods sold	(324,451)	(263,235)

Total cost of services rendered and goods sold	(1,682,490)	(1,651,556)

24 Selling expenses

	Consolidated

	03/2009	03/2008 Adjusted

Personnel	(90,781)	(88,049)
Third parties´ services	(448,741)	(372,648)
Advertising and publicity expenses	(114,542)	(61,988)
Loss and allowance for doubtful accounts	(134,453)	(271,701)
Telecommunications surveillance fund (FISTEL)	(126,827)	(141,565)
Depreciation and amortization	(78,181)	(71,278)
Other	(19,020)	(21,940)

	(1,012,545)	(1,029,169)

25 General and administrative expenses

	Parent Company		Consolidated

	03/2009	03/2008	03/2009	03/2008 Adjusted

Personnel	(350)	(315)	(46,762)	(49,821)
Third parties´ services	(2,860)	(1,123)	(87,281)	(107,710)
Depreciation and amortization	-	-	(128,609)	(118,955)
Other	(119)	(396)	(16,207)	(16,069)

	(3,329)	(1,834)	(278,859)	(292,555)

26 Other operating revenues (expenses), net

	Parent Company		Consolidated

	03/2009	03/2008	03/2009	03/2008 Adjusted

Revenues
Fines – Telecommunications services	-	-	33,122	39,166
Reversal of the provision for contingencies	1,308	201	5,978	1,596
Other operating revenues	-	-	1,017	2,177

	1,308	201	40,117	42,939

Expenses
Amortization of deferred charges	-	-	(29)	(29)
Amortization of concessions	-	-	(81,413)	(62,356)
Taxes, rates and contributions	-	-	(5,849)	(4,847)
Goodwill amortization	-	(395)	-	(395)
Provision for contingencies	(3,950)	-	(23,840)	(28,527)
Other operating expenses	-	(5)	1.469	(5,707)

	(3,950)	(400)	(109,662)	(101,861)

Other operating revenues (expenses), net	(2,642)	(199)	(69,545)	(58,922)

27 Financial income

	Parent Company		Consolidated

	03/2009	03/2008	03/2009	03/2008

Interest on short-term investments in	1,206	1,000	16,062	4,852
the money market
Monetary adjustment	218	134	4,478	4,468
Interest received from clients	-	-	11,901	13,718
PIS/COFINS recovered (Note 7)	-	-	180,906	108,511
Other revenues	-	-	2,619	1,511

	1,424	1,134	215,966	133,060

28 Financial expenses

	Parent Company		Consolidated

	03/2009	03/2008	03/2009	03/2008

Interest on loans and financing	-	-	(65,675)	(50,422)
Interest paid to suppliers	-	-	(1,905)	(434)
Interest on taxes and rates	-	-	(153)	(413)
Monetary adjustment	(20)	118	(7,842)	(7,943)
Discounts given	-	-	(1,863)	(7,538)
Other expenses	-	-	(203,002)	(133,882)
Interest on loans and financing	(10)	(3)	(4,840)	(6,037)

	(30)	115	(285,280)	(206,669)

29 Income tax, social contribution expenses and tax losses

	Consolidated

	03/2009	03/2008

Income tax for the quarter	(27,008)	-
Social contribution for the year	(9,808)	-
Fiscal incentive – ADENE	5,114	-

	(31,702)	-

Deferred income tax	(8,255)	-
Deferred social contribution	(2,972)	-

	(11,227)	-

Amortization of goodwill on privatization	-	(12,613)

	(42.929)	(12,613)

Below, the reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement:

	Consolidated

	03/2009	03/2008

Pretax income	(101,085)	(112,853)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	34,369	38,370
(Adições)/exclusões:
Unrecognized tax losses and temporary differences	(68,859)	(51,346)
Use of recognized tax losses and temporary differences	(11,227)	-
Permanent (Additions)/exclusions	(2,426)	(1,085)
Fiscal incentive- ADENE	5,114	-
Derivative operations	-	7,410
Other assets	100	(5,962)

	(77,298)	(50,983)

Income tax and social contribution charged to the income for the year	(42,929)	(12,613)

30 Transactions with Telecom Italy Group

The transactions with Telecom Italy Group, which are performed under regular conditions, similarly to those with third parties, are thus composed:

Consolidated

	Assets

	03/2009	12/2008

Entel Bolivia (3)	-	1,478
Telecom Personal Argentina (1)	1,086	721
Telecom Sparkle (1)	3,332	1,555
Telecom Italia S.p.A. (2)	5,680	4,913
Other	652	887

Total	10,750	9,554

	Liabilities

	03/2009	12/2008

Entel Bolivia (3)	-	27
Italtel (3)	-	27,876
Telecom Italia S.p.A. (2)	32,795	41,154
Telecom Personal Argentina (1)	596	1,279
Telecom Sparkle (1)	7,322	6,315
Othexr	587	764

Total	41,300	77,415

	Revenue

	03/2009	03/2008

Telecom Italia S.p.A. (2)	3,751	2,178
Telecom Personal Argentina (1)	1,891	1,418
Telecom Sparkle (1)	1,772	1,628
Other	259	832

Total	7,673	6,056

	Cost/Expense

	03/2009	03/2008

Telecom Italia S.p.A. (2)	4,851	6,883
Telecom Sparkle (1)	6,164	5,332
Telecom Personal Argentina (1)	1,296	2,424
Other	320	473

Total	12,631	15,112

(1) These refer to roaming, value-added services – VAS and media assignment.

(2) These amounts refer to international roaming, technical post-sales assistance and value-added services – VAS.

On April 02, 2009, at the General Shareholders´ Meeting of TIM Participações, the renewal for a further 12 months was approved, of a cooperation and support agreement with Telecom Italia S,p,A. which had been approved on March 3, 2008 by TIM Participações´s Administrative Council effective between January 3, 2009 and January 02, 2010.

Up until March 31, 2009 R$ 5,058 had been provided for (R$ 29,586 on December 31, 2008), of which, R$ 5,058 corresponds to property, plant and equipment (R$ 26,835 on December 31, 2008 and R$ 410 to costs/expenses on December 31, 2008). This agreement is intended to add value to the Company by making it benefit from Telecom Itália´s experience in: (i) improving effectiveness and efficiency by adopting in-house solutions; and (ii) sharing systems, services, processes and better practices widely used in the Italian market, which can be easily customized to the Company’s requirements.

(3) The Companies Entel Bolivia and Italtel were no longer considered related parties at the quarter ended March 31, 2009.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers – trade payables and other current assets and liabilities.

31 Financial instruments and risk management

Through its subsidiaries, the Company performs derivative operations, not for speculation purposes, but to reduce risks involved in exchange rates and interest. All of these operations are represented by swap contracts, and accordingly, neither exotic nor any other kind of derivative instruments are involved.

The Company´s financial instruments are presented through its subsidiaries, in compliance with the CVM Deliberation 566, of December 17, 2008, which in turn approved the CPC Technical Pronouncement 14 and CVM Instruction 475 of December 17, 2008.

Accordingly the Company and its subsidiaries explain that the risk factors to which they are exposed are as follows:

(i) Exchange variation risks

The exchange variation risks refer to the possibility of subsidiaries bearing losses on unfavorable exchange rate fluctuation, which would raise the debit balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsdiaries sign swap contracts with financial institutions.

As of March 31, 2009, the subsidiaries´ financing indexed to foreign currencies are fully covered, by swap contracts, in terms of time and amount. Any gains or losses arising from these swap contracts are recorded as the Company´s and its subsidiaries´ income.

Besides the loans taken by the subsidiaries, which are the object of swap contracts, there are no other financial assets indexed to foreign currencies.

(ii) Exchange rate risks

The exchange variation risks relate to:

- the possibility of variations in the fair value of financing taken by the subsidiary TIM Nordeste bearing prefixed interest rate, in the event these rates do not reflect the market´s current conditions. In order to mitigate this kind of risk, the subsidiary TIM Nordeste enters into swap contracts with financial institutions, and changes to CDI percentages the prefixed interest rates charged on part of the financing contracted. Any gains or losses arising from these swap contracts are recorded as the Company´s and its subsidiary TIM Nordeste´s income;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, in the event these rates do not ratably follow that of the Interbank Deposit Certificates (CDI). In order to mitigate this kind of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes to CDI percentages the prefixed interest rates charged on part of the financing contracted. Any gains or losses arising from these swap contracts are recorded as the Company´s and its subsidiary TIM Celular´s income;

- the possibility of an unfavorable change in interest rates, which would result in higher financial expenses for the subsidiaries, due to the partial indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as of March 31, 2009, most of the subsidiaries´ financial resources are invested in Interbank Deposit Certificates (CDI), and this considerably reduces this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, In order to mitigate this risk, the subsidiaries and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

(iv) Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The policy adopted by the subsidiaries for sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. There are no single clients accounting for more than 10% of net receivables from sales of goods as of March 31, 2009 and 2008, or sales revenues earned during the quarters then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The subsidiaries minimize the risk associated to these financial instruments by operating only with financial institutions recognized as sound in the market, and adopting policies that establish maximum risk concentration levels by institution.

There is no concentration of available resources in connection with the above mentioned work; service, concessions or rights, which, if suddenly eliminated, could significantly impact the operations of the subsidiaries.

Fair value of financial derivative instruments

The consolidated financial derivative instruments are as follows:

	03/2009			12/2008

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative operations	134,180	58,721	75,459	387,573	63,262	324,311

Current portion	10,094	23,826		260,925	52,448

Long-term portion	124,086	34,895		126,648	10,814

The consolidated financial derivative instruments as of December 31, 2008 mature as follows:

	Assets	Liabilities

2010	117,807	23,191
2011	3,340	1,329
2012	2,335	736
2013	604	11
From 2014 on	-	9,628

	124,086	34,895

The fair values of derivative instruments of the subsidiaries were determined based on future cash flows (assets and liabilities position), taking into account the contracted conditions and bringing these flows to present value by means of discount at the future CDI rate published in the market. The fair values were estimated at a specific time, based on information available and the Company´s valuation methodologies.

The Company’s safeguard policy against financial risk – A summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related with exchange variation and interest rate variation.

The derivate instruments against exposure to exchange risks should be contracted concurrently with the debt contract that originated the exposure. The level of coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

When it comes to exposure to risk factors in local currency arising from financing linked to prefixed interest rate or TJLP, as the yield on the Company’s and the subsidiaries cash and cash equivalents is based on the CDI, it is the subsidiaries´ strategy to change part of these risks into exposure to the CDI.

As of March 31, 2009 and December 31, 2008, there are margins or guarantees applying to the operations with derivative instruments owned by the subsidiaries.

The selection criteria followed by financial institutions rely on parameters that take into consideration the rating provided only by renowned risk analysis agencies, the shareholders´ equity and the degree of concentration of their operations and resources.

The table below shows the derivative instruments operations contracted by the subsidiaries, in force as of March 31, 2009 and December 31, 2008:

			Reference value
	Object	Curren	(Nocional )		Fair value

		cy	03/2009	12/2008	03/2009	12/2008

Prefixed interest risk	Part of financing
vs.CDI	taken from BNB	BRL	80,416	88,260
Assets Position					137,589	129,457
Liabilities Position					(127,198)	(121,267)

Net balance					10,391	8,190

TJLP Risk vs. CDIR	Part of financing	BRL	397,133	420,914
Assets Position	taken from				393,090	416,228
Liabilities Position	BNDES				(389,751)	(412,947)

Net balance					3,339	3,281

USD Exchange Risk vs. CDI	Full protection	USD	633,660	274,834
Assets Position	against the risk of				661,691	332,270
Liabilities Position	exchange				(658,528)	(291,239)
	variation of
	Res.Lines 2770
	granted by the
	Banks ABN and
	Unibanco and of
	loan taken from
Net balance	BNP Paribas				3,163	41,031

		Curren	Reference value
	Object	cy	(Nocional )		Fair value

JPY Exchange Risk vs. CDI	Full protection	JPY	551,670	546,836
Assets Position	against the risk of				639,925	881,271
Liabilities Position	exchange				(581,359)	(609,462)
	variation of
	Res.Lines 2770
	granted by the
	banks Santander
Net Balance	and Votorantim				58,566	271,809

TOTAL			1,662,879	1,330,844	75,459	324,311

Prefixed interest swap vs. CDI

The operations with derivative instruments are intended to safeguard the Company and the subsidiary TIM Nordeste against possible loss of assets in the case of increase in the interest rate set by Banco do Nordeste do Brasil (BNB), as required by the provisions dealing with financial charges on operations that use the Constitutional Financing Funds´s resources obtained under financing operations for expansion of the Company´s network in the Northeastern region, in 2004 and 2005. These derivative instruments mature through April 2013 and safeguard approximately 75% of all the financing taken from BNB by TIM Nordeste.

Based on the BNB´s current reference rate - 10% p.a. – the financing taken by the subsidiary TIM Nordeste and the respective derivative instruments contracted as part of these financing operations average 11.24% p.a. as a receivable item, and 73.47% of the CDI as a payable item. A possible reversal scenario would occur, if the CDI exceeded the level of 17.51% p.a.. These derivative instruments were contracted with Santander and Unibanco.

TJLP Swap vs. CDI

These financial derivative instrument operations are intended to safeguard the Company and the subsidiary TIM Celular against possible loss of assets due to increase in BNDES´s reference rate (TJLP) for financing contracted with that Institution in 2005. Its payable portion is contracted at an average cost in the equivalent to 90.62% of the CDI. These operations currently protect 33% of the total financing taken from BNDES, and mature on a monthly basis through August 2013. At December 31, 2008, the Company´s book income on this operation is positive, with Santander and UNIBANCO as its partners.

Exchange Swap vs. CDI

The derivative instruments of this kind are intended to safeguard the Company and the subsidiary TIM Celular against exchange risks involved in contracts signed under BACEN Resolution 2.770, heretofore “2770”, indexed to the USD and JPY, and simultaneously contracted with the respective financing besides the foreign currency denominated loan taken out from BNP Paribas. All 2770 lines are safeguarded at an average cost of 132.93% of the CDI for USD-denominated contracts and 124.91% for JPY-denominated ones, , the loan from BNP Paribas being hedged at an average cost of 95.80% of the Interbank Deposit Certificate (CDI). As a receivable item, a swap is contracted using the same coupon of the line used. In this case, the exchange variation on financing is fully offset by the variation on contracted swaps. These swap contracts mature on the same date as the debt, i.e., until July/10 for the financing raised through lines of credit set forth by Resolution No. 2770 and until December 17 for the loan from BNP Paribas. These derivative instruments were contracted with Santander, Unibanco, Votorantim, ABN AMRO, Citibank and BES.

Statement of Sensitivity Analysis – Effect on the swap fair value variation

For identifying possible distortions on derivative consolidated operations currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

		Probable	Possible	Remote
Description	03/2009	Scenario	Scenario	Scenario

Prefixed debt	137,589	137,589	138,435	141,073
Fair value of swap assets side	137,589	137,589	138,435	141,073
Fair value of swap liabilities side	127,198	127,198	126,306	123,772
Swap - Net exposure	10,391	10,391	12,129	17,301

TJLP-indexed debt (partial amount)	393,090	393,090	395,082	406,742
Fair value of swap assets side	393,090	393,090	395,082	406,742
Fair value of swap liabilities side	389,751	389,751	390,308	392,062
Swap - Net exposure	3,339	3,339	4,774	14,680

US- indexed debt (Resolution 2.770)	661,691	661,691	769,397	857,376
Fair value of swap assets side	661,691	661,691	769,397	857,376
Fair value of swap liabilities side	658,528	658,528	658,290	657,581
Swap - Net exposure	3,163	3,163	111,107	199,795

JPY-indexed debt (Resolution 2.770)	639,925	639,925	862,446	1.034,935
Fair value of swap assets side	639,925	639,925	862,446	1.034,935
Fair value of swap liabilities side	581,359	581,359	580,509	577,986
Swap - Net exposure	58,566	58,566	281,937	456,949

Because the Company and its subsidiaries own only financial derivative instruments intended as a safeguard of their financial debt, the changes in the scenarios are followed by the respective safeguard instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these operations, the Company and its subsidiaries disclosed the fair value of the object (debt) and the financial derivative instrument on separate lines, (see above), so as to provide information on the Company´s and its subsidiaries´ net exposure in each of the three scenarios focused.

Note that all operations with financial derivative instruments contracted by the subsidiaries are solely intended as a safeguard for assets. As a consequence, any increase or decrease in the respective market value will correspond to an inversely proportional change in the financial debt contracted under the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of March 31, 2009 basically rely on assumptions relating to variations of the market interest rate, prefixed rate and TJLP, as well as variations of foreign currencies underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries´ financial derivative instruments, our assumptions basically took into consideration the effect of reduction of the main indices (CDI and TJLP) and fluctuation of foreign currencies used in swap operations (USD and JPY), with the following percentages and quotations as a result:

Risk Variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	11.13%	10.00%	6.70%
TJLP	6.25%	5.34%	3.58%
USD	R$2.3297	R$2.9121	R$3.4946
JPY	R$0.0240	R$0.0300	R$0.0360

Gains and losses in the period

A descriptive table of Gains (Losses) on Derivative Instruments	03/2009

Prefixed interest risk vs. CDI	2,584
TJLP risk vs. CDI	(752)
USD exchange risk vs. CDI	(14,970)
JPY exchange risk vs. CDI	(71,751)

Net Gains	(84,889)

32 Pension Plan and other post-employment benefits

	Consolidated

	03/2009	12/2008

Term of atypical contractual relationship	4,218	4,290
PAMA	427	427

	4,645	4,717

	Consolidated

	2009	2008

Term of atypical contractual relationship	4,218	4,290
PAMA	1,946	1,946
PAMEC/health care plan	189	189

	6,353	6,425

Supplementary Pension Plan

On August 7, 2006, the Company’s administrative council approved the implementation by Itaú Vida e Previdência S.A, of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Termo of Atypical Contractual Relationship

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension is granted, on the condition that the retirement only occurs after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer to the PBT-SISTEL plan of the obligations assumed under this plan. Most of the participants opted for payment in cash or adherence to the PBT-SISTEL plan, the remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of March 31, 2009 and December 31, 2008).

SISTEL e TIMPREV

The Company, TIM Nordeste and TIM Celular have sponsored a private defined benefits pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, in 2002 started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies, with the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling no. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

         Normal retirement pension
         Early retirement pension
         Disability pension
         Deferred proportional benefit
         Death pension

However, as not all of the Company’s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a private, multi-sponsored pension plan for employees receiving benefits;

Convênio de Administração: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No, 371, the actuarial position of these plans represents a surplus not recorded by the Company as it was impossible to recover these amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Supplementary Social Security Secretariat, the Ministry of Social Security approved the transfer of the benefit plans management: “PBS–Tele Celular Sul”, “TIM Prev Sul”, “PBT–TIM”, Management Agreement, “PBS–Telenordeste Celular” and “TIM Prev Nordeste” (according to Communications SPC/DETEC/CGAT, n s, 169, 167, 168, 912, 171 and 170, respectively) from “Fundação Sistel de Seguridade Social- SISTEL”, to “HSBC – Fundo de Pensão”.

The other plans – “PAMA and PBS – Assistidos” – continue to be managed by “Fundação Social de Seguridade Social – SISTEL”. The only exception is “Plano PAMEC/Apólice de Ativos”, which was terminated, with the Company remaining responsible for coverage of the respective benefit, from now on called “PAMEC/Apólice de Ativos”.

In view of the approval of the proposed migration by the Administrative Council in January 2006, and those of the Ministry of Social Security, the transfer of the above mentioned Funds from “Fundação Sistel de Seguridade Social – SISTEL” to “HSBC – Fundo de Pensão” came into effect in April 2007.

In the quarter ended March 31, 2009, the contributions to the pension funds and other post- employment benefits totaled m R$ 46 (R$54 in the same period of 2008).

33 Management’s fees

The fees paid to the management of the Company and its subsidiaries in the first quarter of 2009 totaled R$ 1,016 (R$ 1,484 in the same period of 2008).

34 Insurance

It is the Company’s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of March 31, 2009, they have insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover possible losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating risks	R$11,597,610
General Third Party Liability – RCG	R$11,405
R$1,000 for civil liability
Cars (Executive and Operational Fleets)	(Material and Physical Damages)

In the examination of auditors, are not included giving opinions about the sufficient insurance coverage, because the Management of the Company had determined and valuated this coverage.

35 Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement and actually implemented; mobile personal telecommunications cover for the assigned area. Also under these Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL, and comply with the related obligations. In the event these terms are not complied with, the subsidiaries are subject to PADO (Obligation Non-Compliance Determination Procedures) and any subsequently applicable penalties.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance with certain quality service indicators; and (ii) default on certain other obligations assumed under the Terms of Authorization and pertinent regulations.

In their defense before ANATEL, the subsidiaries presented several reasons for defaulting, most of them involuntary and not related to their activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management (Note 19).

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below, a list of minimum rental payments to be made under such agreements:

2009	246,989
2010	256,375
2011	266,117
2012	276,230
2013	286,726

1,332,437

36 Transactions with Group Telefônica

On April 28, 2007, Assicurazioni Generali S,p,A, Intesa San Paolo S,p,A, Mediobanca S,p,A, Sintonia S,p,A and Telefónica S,A, entered into an agreement to acquire the whole capital of Olimpia S,p,A,, a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S,p,A,, the Company’s indirect parent company. This acquisition was made through Telco S,p,A, (“Telco”), With the implementation of the operation in October 2007, Telco came to hold 23,6% of the voting capital of Telecom Italia S,p,A., the indirect parent company of TIM Participações.

Through its Act no, 68,276/2007 published in the Federal Government Official Gazette of November 5, 2007 ANATEL approved the operation and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefonica and TIM group companies in Brazil, For purposes of ANATEL´s requirements implementation, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica´s participation in Telco S,p,A, cannot characterize influence on the financial, operational and strategic decisions made by Group TIM´s Brazilian operators. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the subsidiaries controlled by TIM Participações and the Group Telefonica´s operators in Brazil, in force at March 31, 2009, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well contracts relating to CSP (provider operation code) at regular price and conditions, in accordance with pertinent legislation. On March 31, 2009, the receivables and payables arising from these agreements amount are R$145,322 and R$105,374, respectively (R$153,692 and R$122,951 as of December 31, 2008). The amounts recorded as “Income” by the Company after approval of the transaction represent operating revenues and expenses amounting to R$333,517 and R$198,310, respectively (R$359,454 e R$227,786 in the quarter ended March, 2008).

37 Subsequent Events

Acquisition of Intelig

In the Board of Directors’ meeting of April 16, 2009, a Merger Agreement was entered into by and between the Company, its controlling shareholder, TIM Brazil, and JVCO Participações Ltda. (“JVCO”), and Docas Investimentos S.A. as consenting intervenor, for the acquisition of indirect controlling interest of Intelig Telecomunicações Ltda. (“Intelig”). This acquisition will occur through Company’s merger of Holdco Participações Ltda. (“HOLDCO”), a company controlled by JVCO, which, in turn, will become the holder of 100% of the capital interest in Intelig.

Under the Agreement, once certain conditions precedent are met, more specifically ANATEL’s prior approval, the Company (i) will absorb the net assets of HOLDCO, which will cease to exist; (ii) will succeed to all rights and obligations of HOLDCO; and (iii) will become the direct controlling ownership interest holder of Intelig (the “Operation”). Once concluded, the Operation will cause the units of interest that represent HOLDCO’s capital to cease to exist and be replaced by common and preferred shares to be issued by the Company, through capital increase, in the same proportion as the shares currently issued by the Company, and delivered to JVCO, current holder of the direct controlling ownership interest of HOLDCO.

Intelig is currently undergoing corporate and financial restructuring process, and, more specifically, a composition with creditor banks, wherein full and final resolution of these debts and capitalization of credits previously held by its former controlling ownership interest holders are regarded as condition precedent and requisite for the Operation to be implemented.

The Agreement also provides for that owing to the merger of HOLDCO’s net assets and the Company’s consequent capital increase, JVCO will record a percentage of up to 6.15% (six point fifteen percent) of total common shares, and of up to 6.15% (six point fifteen percent) of total preferred shares issued by the Company upon the Operation, and this shareholding interest may undergo changes as a result of changes in the Company capital and/or of the need for adjustments in view of Intelig’s net debt existing as of the Operation implementation.

Conclusion of this merger is subject to verification and confirmation of corresponding exchange relationship based on an economic valuation report to be prepared by a first-line financial institution required for the Operation to be implemented.

The Operation, highly important for the Company both strategically and operationally, is aimed at optimizing operational and support functions of the Company, of its subsidiaries and of Intelig, thereby achieving a more rational use of available resources, cost reduction, productivity gains, combined business efforts, and increased synergies between the businesses. Particularly, material synergies may be realized by using the Intelig network, which complements the network of the Company’s subsidiaries.

The following simplified flowchart (which excludes certain special purpose entities from the chain and is focused on the qualification set out below) shows the current corporate structure and the same structure after the implementation of the Operation described herein:

*The information on the ownership structure of TIM PART is subject to change in view of the resolutions approved at the Speci al Shareholders’ Meeting held on April 2, 2009 and provisions of the Brazilian Corporation Law article 171.

A shareholders agreement was entered into by and between TIM Brazil and JVCO, and TIM PART as consenting intervenor, for governing their future relationship as shareholders of TIM PART, and effectiveness thereof is conditioned to the Operation implementation. This shareholders agreement rules on JVCO’s right to appoint a representative to the Board of Directors of the Company, pursuant to the terms and conditions set out therein and also on the transfer of Company-issued shares to be held by JVCO as a result of the Operation.

Operation Plan Submittal to Regulatory Bodies. As previously mentioned, the Operation implementation is also conditioned to ANATEL’s prior approval and to a notice to be given by the parties to the merger to the Brazilian Competition Defense System (SBDC). Because the Company, through its subsidiary TIM Celular, and Intelig are both holders of concession rights to provide Fixed Commuted Telephone Service, namely, local calling and domestic and international long- distance calling, geographically overlapped across the national territory, in their application for prior approval of ANATEL they shall request a time limit for resolving the license overlapping issue, in accordance with the regulation in force. The Operation implementation, as set out above, is not subject to registration with U.S. Securities and Exchange Commission (SEC), pursuant to relevant SEC rules, regardless of any American Depositary Receipts (ADRs) of TIM PART traded on the New York Stock Exchange (NYSE).

CONSOLIDATED BALANCE SHEET ASSETS (in thousands of Reais)

Account Code	Account Description	3/31/2009	12/31/2008
1	Total Assets	14,260,713	16,239,468
1.01	Current Assets	4,299,775	5,834,853
1.01.01	Cash and Cash Equivalents	456,224	1,554,591
1.01.01.01	Cash and Cash Equivalents	450,953	1,531,543
1.01.01.02	Marketable Securities	5,271	23,048
1.01.02	Receivables	2,259,895	2,635,355
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.02	Sundry Receivables	2,259,895	2,635,355
1.01.02.02.01	Accounts Receivable	2,259,895	2,635,355
1.01.03	Inventories	431,159	548,514
1.01.04	Other	1,152,497	1,096,393
1.01.04.01	Taxes and Contributions Recoverable	560,052	603,353
1.01.04.02	Deferred Income Tax and Social Contribution	38,223	49,451
1.01.04.03	Prepaid Expenses	509,499	155,825
1.01.04.04	Operations with derivatives	10,094	260,925
1.01.04.05	Other assets	34,629	26,839
1.02	Non-Current Assets	9,960,938	10,404,615
1.02.01	Long-Term Assets	643,590	639,182
1.02.01.01	Sundry Receivables	339,495	337,738
1.02.01.01.01	Taxes and Contributions Recoverable	228,732	226,975
1.02.01.01.02	Deferred Income Tax and Social Contribution	110,763	110,763
1.02.01.02	Intercompany Receivables	-	-
1.02.01.02.01	Affiliates and Equivalent	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	304,095	301,444
1.02.01.03.01	Escrow Deposits	150,659	143,924
1.02.01.03.02	Marketable Securities	9,009	9,911
1.02.01.03.03	Prepaid Expenses	13,073	13,693
1.02.01.03.04	Operations with derivatives	124,086	126,648
1.02.01.03.05	Other assets	7,268	7,268
1.02.02	Permanent Assets	9,317,348	9,765,433
1.02.02.01	Investments	-	-
1.02.02.01.01	Affiliates/Equivalent	-	-
1.02.02.01.02	Subsidiaries	-	-
1.02.02.01.03	Other investments	-	-
1.02.02.02	Property, Plant and Equipment	4,566,173	4,799,092
1.02.02.03	Intangible Assets	4,611,658	4,817,312
1.02.02.04	Deferred Charges	139,517	149,029

CONSOLIDATED BALANCE SHEET LIABILITIES (in thousands of Reais)

Account Code	Account Description	3/31/2009	12/31/2008
2	Total Liabilities	14,260,713	16,239,468
2.01	Current Liabilities	3,774,434	5,879,640
2.01.01	Loans and Financing	1,242,698	1,482,705
2.01.02	Debentures	-	-
2.01.03	Suppliers - Trade Payable	1,533,194	3,328,714
2.01.04	Taxes, rates and contributions	561,484	601,778
2.01.05	Dividends payable	193,294	193,365
2.01.06	Provisions	-	-
2.01.07	Intercompany Payables	-	-
2.01.08	Other	243,764	273,078
2.01.08.01	Operations with derivatives	23,826	52,448
2.01.08.02	Labor obligations	117,663	106,991
2.01.08.03	Other liabilities	102,275	113,639
2.02	Non-Current Liabilities	2,839,837	2,569,372
2.02.01	Long-Term Liabilities	2,839,837	2,569,372
2.02.01.01	Loans and Financing	2,306,232	2,066,514
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	260,913	259,795
2.02.01.03.01	Provision for Contingencies	254,560	253,370
2.02.01.03.02	Actuarial liabilities	6,353	6,425
2.02.01.04	Intercompany Payables	-	-
2.02.01.05	Advances for Future Capital Increase	-	-
2.02.01.06	Other	272,692	243,063
2.02.01.06.01	Operations with derivatives	34,895	10,814
2.02.01.06.02	Assets retirement obligation	217,375	211,802
2.02.01.06.03	Other liabilities	20,422	20,447
2.03	Deferred Income	-	-
2.04	Minority Interest	-	-
2.05	Shareholders' Equity	7,646,442	7,790,456
2.05.01	Paid up Capital	7,613,610	7,613,610
2.05.02	Capital Reserves	34,330	34,330
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiaries /Affiliates and Equivalent	-	-
2.05.04	Revenue Reserves	142,516	142,516
2.05.04.01	Legal	111,554	111,554
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unearned Income	-	-
2.05.04.05	Profit Retention	30,962	30,962
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Revenue Reserves	-	-
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Accumulated Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Accumulated Income (Loss)	(144,014)	-
2.05.07	Advances for Future Capital Increase	-	-

71

CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2009 to 03/31/2009	Year-to-Date -current year 01/01/2009 to 03/31/2009	Amount for Prior Year Quarter 01/01/2008 to 03/31/2008	Year-to-date - prior year 01/01/2008 to 03/31/2008
3.01	Gross Revenues from Goods Sold and/or Services Ren	4,212,130	4,212,130	4,218,914	4,218,914
3.02	Deductions from Gross Revenue	(1,200,462)	(1,200,462)	(1,225,956)	(1,225,956)
3.03	Net Operating Revenues from Goods Sold and/or Serv	3,011,668	3,011,668	2,992,958	2,992,958
3.04	Cost of Goods Sold and/or Services Rendered	(1,682,490)	(1,682,490)	(1,651,556)	(1,651,556)
3.05	Gross Income	1,329,178	1,329,178	1,341,402	1,341,402
3.06	Operating Revenues (Expenses)	(1,430,263)	(1,430,263)	(1,454,255)	(1,454,255)
3.06.01	Sales	(1,012,545)	(1,012,545)	(1,029,169)	(1,029,169)
3.06.02	General and Administrative	(278,859)	(278,859)	(292,555)	(292,555)
3.06.03	Financial	(69,314)	(69,314)	(73,609)	(73,608)
3.06.03.01	Financial Income	215,966	215,966	133,060	133,060
3.06.03.02	Financial Expenses	(285,280)	(285,280)	(206,669)	(206,669)
3.06.04	Other Operating Revenues	40,117	40,117	42,939	42,939
3.06.05	Other Operating Expenses	(109,662)	(109,662)	(101,861)	(101,861)
3.06.06	Equity Pick Up	-	-	-	-
3.07	Operating Loss	(101,085)	(101,085)	(112,853)	(112,853)
3.08	Non-operating Result	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxes /profit sharing	(101,085)	(101,085)	(112,853)	(112,853)
3.10	Income Tax and Social Contribution	(42,929)	(42,929)	(12,613)	(12,613)
3.11	Deferred Income Tax	-	-	-	-
3.12	Profit Sharing /Statutory Contributions	-	-	-	-
3.12.01	Profit Sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interests on own capital	-	-	-	-
3.14	Minority Interest	-	-	-	-
3.15	Net Loss for the Period	(144,014)	(144,014)	(125,466)	(125,466)

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

10.01 CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2009 to 03/31/2009	Year-to-Date -current year 01/01/2009 to 03/31/2009	Amount for Prior Year Quarter 01/01/2008 to 03/31/2008	Year-to-date - prior year 01/01/2008 to 03/31/2008
4.01	Net cash and cash equivalents generated (used) by operating activities	(383,944)	(383,944)	(239,914)	(239,914)
4.01.01	Cash and cash equivalents generated by operating activities	721,950	721,950	807,959	807,959
4.01.01.01	Net Loss for the period	(144,014)	(144,014)	(125,466)	(125,466)
4.01.01.02	Depreciation and amortization	641,222	641,222	572,032	572,032
4.01.01.03	Deferred income tax and social contribution	11,227	11,227	12,613	12,613
4.01.01.04	Actuarial obligation	(72)	(72)	-	-
4.01.01.05	Monet. rest., oblig. discount asset, DJ, cont.	4,605	4,605	5,884	5,884
4.01.01.06	Interest and monetary and exchange variation on loans	90,591	90,591	76,047	76,047
4.01.01.07	Interest on marketable securities	(16,062)	(16,062)	(4,852)	(4,852)
4.01.01.08	Allowance for doubtful accounts	134,453	134,453	271,701	271,701
4.01.02	Variations in assets and liabilities	(1,105,894)	(1,105,894)	(1,047,873)	(1,047,873)
4.01.02.01	Accounts receivable - trade receivable	241,006	241,006	56,449	56,449
4.01.02.02	Taxes and contributions recoverable	41,545	41,545	22,917	22,917
4.01.02.03	Inventories	117,355	117,355	26,243	26,243
4.01.02.04	Prepaid expenses	(353,055)	(353,055)	(305,101)	(305,101)
4.01.02.05	Other current and non-current assets	(11,365)	(11,365)	(14,063)	(14,063)
4.01.02.06	Labor obligations	10,672	10,672	14,140	14,140
4.01.02.07	Suppliers - trade payable	(1,099,289)	(1,099,289)	(705,124)	(705,124)
4.01.02.08	Taxes, rates and contributions	(40,294)	(40,294)	(164,278)	(164,278)
4.01.02.09	Provision for contingencies	(1,078)	(1,078)	17,154	17,154
4.01.02.10	Other current and non-current assets liabilities	(11,391)	(11,391)	3,790	3,790
4.01.03	Other	-	-	-	-

CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2009 to 03/31/2009	Year-to-Date -current year 01/01/2009 to 03/31/2009	Amount for Prior Year Quarter 01/01/2008 to 03/31/2008	Year-to-date - prior year 01/01/2008 to 03/31/2008
4.01	Net cash and cash equivalents generated (used) by operating activities	(383,944)	(383,944)	(239,914)	(239,914)
4.01.01	Cash and cash equivalents generated by operating activities	721,950	721,950	807,959	807,959
4.01.01.01	Net Loss for the period	(144,014)	(144,014)	(125,466)	(125,466)
4.01.01.02	Depreciation and amortization	641,222	641,222	572,032	572,032
4.01.01.03	Deferred income tax and social contribution	11,227	11,227	12,613	12,613
4.01.01.04	Actuarial obligation	(72)	(72)	-	-
4.01.01.05	Monet. rest., oblig. discount asset, DJ, cont.	4,605	4,605	5,884	5,884
4.01.01.06	Interest and monetary and exchange variation on loans	90,591	90,591	76,047	76,047
4.01.01.07	Interest on marketable securities	(16,062)	(16,062)	(4,852)	(4,852)
4.01.01.08	Allowance for doubtful accounts	134,453	134,453	271,701	271,701
4.01.02	Variations in assets and liabilities	(1,105,894)	(1,105,894)	(1,047,873)	(1,047,873)
4.01.02.01	Accounts receivable - trade receivable	241,006	241,006	56,449	56,449
4.01.02.02	Taxes and contributions recoverable	41,545	41,545	22,917	22,917
4.01.02.03	Inventories	117,355	117,355	26,243	26,243
4.01.02.04	Prepaid expenses	(353,055)	(353,055)	(305,101)	(305,101)
4.01.02.05	Other current and non-current assets	(11,365)	(11,365)	(14,063)	(14,063)
4.01.02.06	Labor obligations	10,672	10,672	14,140	14,140
4.01.02.07	Suppliers - trade payable	(1,099,289)	(1,099,289)	(705,124)	(705,124)
4.01.02.08	Taxes, rates and contributions	(40,294)	(40,294)	(164,278)	(164,278)
4.01.02.09	Provision for contingencies	(1,078)	(1,078)	17,154	17,154
4.01.02.10	Other current and non-current assets liabilities	(11,391)	(11,391)	3,790	3,790
4.01.03	Other	-	-	-	-

CONSOLIDATED CASH FLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

Account Code	Account Description	Amount for Current Quarter 01/01/2009 to 03/31/2009	Year-to-Date -current year 01/01/2009 to 03/31/2009	Amount for Prior Year Quarter 01/01/2008 to 03/31/2008	Year-to-date - prior year 01/01/2008 to 03/31/2008
4.02	Net cash and cash equivalents generated (used) by investment activities	(854,548)	(854,548)	(818,893)	(818,893)
4.02.01	Marketable securities	34,741	34,741	9,734	9,734
4.02.02	Additions to property, plant and equipment and intangibles	(889,906)	(889,906)	(829,853)	(829,853)
4.02.03	Property, plant and equipment sold	617	617	1,226	1,226
4.03	Net cash and cash equivalents generated (used) by financing activities	157,902	157,902	550,690	550,690
4.03.01	New loans	331,638	331,638	677,887	677,887
4.03.02	Loans amortization	(173,666)	(173,666)	(127,001)	(127,001)
4.03.03	Dividends and interests on own capital paid	(70)	(70)	(196)	(196)
4.04	Exchange variation on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) on cash and cash equivalents	(1,080,590)	(1,080,590)	(508,117)	(508,117)
4.05.01	Beginning cash and cash equivalents balance	1,531,543	1,531,543	1,117,410	1,117,410
4.05.02	Ending cash and cash equivalents balance	450,953	450,953	609,293	609,293

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2009 a 03/31/2009 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserve	Retained Losses	Equity Valuatio
5.01	Beginning balance	7,613,610	34,330	-	142,516	-	-
5.02	Prior year adjustments	-	-	-	-	-	-
5.03	Adjusted balance	7,613,610	34,330	-	142,516	-	-
5.04	Income (loss) for the period	-	-	-	-	(144,014)	-
5.05	Allocations	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-
5.05.02	interests on Own Capital	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-
5.08	Capital increase (decrease)	-	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-
5.12	Other	-	-	-	-	-	-
5.13	Ending balance	7,613,610	34,330	-	142,516	(144,014)	-

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
TIM Participações S.A.
Rio de Janeiro - RJ

1. We have performed a special review of the accompanying standalone and consolidated Quarterly Financial Information (ITR) of TIM Participações S.A. for the quarter ended March 31, 2009, including the balance sheet, statements of operations, of changes in shareholders’ equity and of cash flows, report on the Company’s performance and notes thereto, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON) and the National Association of State Boards of Accounting (CFC), and included principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the quarterly information and (b) review of information and subsequent events which have or might have significant effects on the Company’s operations and financial position.

3. Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with accounting practices adopted in Brazil and with Brazilian Securities and Exchange Commission (CVM) regulations specifically applicable to the preparation of Quarterly Financial Information.

4. The Quarterly Financial Information of TIM Participações S.A. for the quarter ended March 31, 2008, whose statement of operations is being presented for comparative purposes, was reviewed by other independent auditors, who issued an unqualified special review report on April 25, 2008. Such Quarterly Financial Information was prepared originally before the adjustments arising from the changes in accounting practices described in Note 2. In connection with our review of the Quarterly Financial Information for the quarter ended March 31, 2009, we also reviewed the adjustments arising from the changes in accounting practices described in the same Note 2, and we are not aware of any material modification that should be made thereto as a result of such adjustments. The financial statements for the year ended December 31, 2008 were also examined by other independent auditors, who issued an unqualified opinion dated February 19, 2009.

5. The statements of cash flows for the quarter ended March 31, 2008, prepared in connection with the Quarterly Financial Information as of March 31, 2009, were submitted to the same special review procedures described in paragraph 2, and we are not aware of any material modification that should be made to such statements.

Rio de Janeiro, April 22, 2009

ERNST & YOUNG Auditores
Independentes S.S. CRC -
2SP 015.199/O -6-F-RJ

Claudio Camargo
Accountant CRC - 1PR 038.371/O -1-S-RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 06, 2009	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.